Exhibit 99.1

Intelligent Group Limited Approves Share Consolidation

Hong Kong, October 27, 2025 — Intelligent Group Limited (NASDAQ: INTJ) (the “Company”) today announced that its Board of Directors (the “Board”) has approved a consolidation of all the issued and unissued shares of the Company (the “Share Consolidation”).

As previously disclosed, on September 23, 2025, the Company received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company it no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share (the “Minimum Bid Price Deficiency”). The primary purpose of the Share Consolidation is to cure such Minimum Bid Price Deficiency.

Details of the Share Consolidation, including but not limited to the actual time to carry out the Share Consolidation, the consolidation ratio, market effective date and fractional share treatment, are subject to further approvals. The Company will provide timely updates as these approval processes progress.

The Board may abandon the proposed share consolidation at any time if the Board concludes that carrying out such split is no longer in the best interests of the Company.

Forward-Looking Statements

This press release contains forward-looking statements that are based on the management’s current expectations, estimates, and assumptions about future economic conditions, industry performance, company operations, and financial results. These statements are not guarantees of future events or performance and involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in the forward-looking statements due to factors such as changes in economic conditions, market trends, industry developments, and operational factors. There can be no assurance that the expected events or outcomes will occur as anticipated.

About Intelligent Group Limited

Intelligent Group Limited is a professional services provider that principally engages in the provision of financial PR services. The company provides a substantial number of holistic and comprehensive financial PR services to its clients through Intelligent Joy Limited, its key operating entity in Hong Kong. It advises its clients on their communications and reputation management efforts. Its financial PR services include creating multi-stakeholder communications programs, arranging press conferences and interviews, participating in the preparation of news releases and shareholders’ meetings, monitoring news publications, identifying shareholders, targeting potential investors, organizing corporate events, and implementing crisis management policies and procedures.

For more information, please visit Intelligent Group’s website: www.intelligentjoy.com.

For enquiry, please contact Intelligent Group Limited:

Annie Lin

Phone: (852) 57496688

Email: anne.lin@intelligentjoy.com